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                                                                    EXHIBIT 20.3


FLEXTRONICS INTERNATIONAL TO ACQUIRE FICO PLASTICS; EXPANSION
IN ASIA STRENGTHENS STRATEGIC INITIATIVES TO REDUCE CUSTOMER
COSTS AND PRODUCT
TIME-TO-MARKET

DECEMBER 4, 1996, 5:16 AM EST

SAN JOSE, Calif.--(BUSINESS WIRE)--Dec. 4, 1996--Flextronics International, a leading global EMS (Electronic Manufacturing Service) provider, today announced that the company has signed a Sales and Purchase agreement to acquire FICO Plastics Ltd., based in Hong Kong.

Closing is anticipated within 60 days.

FICO Plastics, with operations in Shenzhen, Guangdong Provice, China, produces injection molded plastics for electronics companies throughout Asia. FICO currently supplies plastics for a number of Flextronics customers including Microsoft and Visioneer, Inc. The firm employs 400 people in its 70,000 square-foot facilities. Annual revenues are approximately $10 million.

Initially Flextronics will acquire 40 per cent of the company for an undisclosed amount of cash, with an option to purchase the remainder one year later. It is anticipated that FICO operations dedicated to Flextronics customers will be situated within the new 240,000 square-foot building under construction at Flextronics' campus location in Doumen, China.

"The acquisition of FICO will strengthen our previously announced strategic initiatives. We are delighted to have another company to work with in reducing the logistics costs for our customers, as well as their products' time-to-market," said Michael Marks, Flextronics' chairman and CEO.

Separately, Flextronics stated it has completed the purchase of Fine Line Printed Circuit Design, Inc., previously announced on October 4, 1996.

Flextronics International Ltd. (NASDAQ:FLEXF) is a turnkey EMS provider of sophisticated electronics for OEMs in the medical, consumer, computer and communications industries.

The company offers a full range of contract manufacturing services including advanced microelectronics packaging design and fabrication, miniaturized PCB design and fabrication, PCBA design and assembly, prototype fabrication, materials procurement, system-level assembly, inventory management and product distribution. The company serves OEMs from its facilities in North America, Asia and Europe.